UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PROS Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

74346Y 103

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74346Y 103

1.	Names of Reporting Persons Ronald Woestemeyer and Mariette Woestemeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,675,543

	6.	Shared Voting Power 1,000,000

	7.	Sole Dispositive Power 3,675,543

	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,675,543

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74346Y 103

Item 1.
	(a)	Name of Issuer PROS Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3100 Main Street, Suite 900, Houston, TX 77002

Item 2.
	(a)	Name of Person Filing Ronald Woestemeyer and Mariette Woestemeyer
	(b)	Address of Principal Business Office or, if none, Residence 3100 Main Street, Suite 900, Houston, TX 77002
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 74346Y 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable. This statement is not being filed pursuant to Rule 13d-1(b), 13d-2(b), or 13d-2(c).

CUSIP No. 74346Y 103

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2007:
(a) Amount beneficially owned:

4,675,543 shares, consisting of (i) 625,543 shares held of record by Ronald F. Woestemeyer and Mariette Woestemeyer, (ii) 1,500,000 shares held of record by Ronald F. Woestemeyer 2007 Annuity Trust, of which Mr. Woestemeyer is the sole trustee, (iii) 1,000,000 shares held of record by Mariette M. Woestemeyer 2007 Annuity Trust, of which Mrs. Woestemeyer is the sole trustee, (iv) 1,000,000 shares held of record by Woestemeyer 1999 Gift Trust, of which Joetta W. Moulden is the sole trustee (v) 520,000 shares held of record by Karoma LLC, of which Mr. and Mrs. Woestemeyer are the sole managers, and (vi) stock options held by Mrs. Woestemeyer to acquire 30,000 shares, which are immediately exercisable.  Mr. Woestemeyer disclaims beneficial ownership of the shares held of record by Mariette M. Woestemeyer 2007 Annuity Trust and Woestemeyer 1999 Gift Trust and the shares issuable upon the exercise of the stock options held by Mrs. Woestemeyer.  Mrs. Woestemeyer disclaims beneficial ownership of the shares held of record by Ronald F. Woestemeyer 2007 Annuity Trust and Woestemeyer 1999 Gift Trust.

(b) Percent of class: 17.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,675,543
(ii) Shared power to vote or to direct the vote 1,000,000
(iii) Sole power to dispose or to direct the disposition of 3,675,543
(iv) Shared power to dispose or to direct the disposition of 1,000,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 74346Y 103

Item 10.	Certification
Not Applicable.

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

/s/ Ronald F. Woestemeyer
Ronald F. Woestemeyer

/s/ Mariette M. Woestemeyer
Mariette M. Woestemeyer